River Capital Group, Inc.

Exchange Tower

130 King Street West, Suite 3680

P.O. Box 99

Toronto, Ontario

Canada M5X 1B1

July 8, 2005

United States

Securities and Exchange Commission

Attn: Daniel L. Gordon

Accounting Branch Chief

Re:

River Capital Group Inc.

Form 10-KSB for the year ended December 31, 2004

Filed April 22, 2005

File No. 0-29463

Dear Sirs:

This letter is written in response to your letter of June 6, 2005, in which you requested a revised audit report.  The revised audit report, which has been filed in Amendment No. 1 to the Form 10-KSB for the year ended December 31, 2004, now includes an explanatory paragraph that indicates that there is a substantial doubt about the Company’s ability to continue as a going concern.

River Capital Group Inc. (the “Company”) acknowledges that:

•

it is responsible for the adequacy and accuracy of the disclosure in the filing;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to this filing; and

•

the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours Truly,

River Capital Group, Inc.

/s/William P. Dickie

Chief Financial Officer